UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                                   ZiLOG, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    989524301
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                                 (CUSIP Number)

   Jeffrey C. Moskowitz                        with a copy to:
   Managing Member                             Steven E. Siesser, Esq.
   Harvey Partners, LLC                        Lowenstein Sandler PC
   350 Madison Avenue, 8th Floor               1251 Avenue of the Americas
   New York, New York 10017                    New York, New York
   (212) 389-8760                              (212) 204-8688
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 18, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      989524301
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

           Harvey Partners, LLC
           20-3760303
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  AF, WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   Delaware, United States
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    Number of                      7. Sole Voting Power:                915,500*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           915,500*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   915,500*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):     5.4%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA
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*As of April 18, 2008,  Harvey SMidCap Fund, LP, a Delaware limited  partnership
("SMidCap Fund"), held 764,443 shares of common stock, par value $0.01 per share (the "Common Shares"), of ZiLOG, Inc., a Delaware corporation (the "Company"). As of April 18, 2008, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 151,057 Common Shares. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund and SMidCap Offshore Fund, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund and SMidCap Offshore Fund. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 12, 2008, there were 16,887,506 Common Shares outstanding as of February 11, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 915,500 Common Shares, or 5.4% of the Common Shares deemed issued and outstanding as of April 18, 2008. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Shares"), of ZiLOG, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6800 Santa Teresa Boulevard, San Jose, California 95119.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"). Harvey Partners is the investment manager of Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), and Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund", and together with SMidCap Fund, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

          The Funds' principal business is investing in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. The principal office of Harvey Partners is located at 350 Madison Avenue, 8th Floor, New York, New York 10017.

          During the past five years, none of Mr. Schwartz, Mr. Moskowitz or Harvey Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Mr. Schwartz, Mr. Moskowitz or Harvey Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Messrs. Schwartz and Moskowitz are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All securities of the Company held by the Funds as described in Item 5 of this Schedule 13D were acquired by the Funds in the aggregate principal amount of $326,101.08. All securities held by the Funds were acquired with cash from the respective assets of SMidCap Fund and SMidCap Offshore Fund.


Item 4.   Purpose of Transaction.
          ----------------------

          The Funds acquired the Common Shares reported on this Schedule 13D because Harvey Partners believes that the Common Shares are undervalued and represent an attractive investment opportunity. Harvey Partners intends to continue to pursue discussions with the Company's management and its Board of Directors with respect to the Company's current direction, strategy and philosophy, including actions which might be taken by the Company to maximize shareholder value. As Harvey Partners previously expressed directly to the Board of Directors, it believes that the most productive path for the Company and its shareholders is a sale of the Company.

          In addition to the foregoing, Harvey Partners intends to evaluate closely the performance of the Common Shares, including, without limitation, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Harvey Partners may, from time to time, evaluate various options in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Harvey Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in further discussions with management and the Board of Directors of the Company, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds and/or (v) seeking to make a significant equity investment in the Company.

          Other than as described above in this Item 4, Harvey Partners does not have any present plans or intentions that relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of April 18, 2008, SMidCap Fund held 764,443 Common Shares and SMidCap Offshore Fund held 151,057 Common Shares. Harvey Partners is the investment manager of the Funds, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Schwartz and Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 12, 2008, there were 16,887,506 Common Shares outstanding as of February 11, 2008. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Harvey Partners is deemed to beneficially own 915,500 Common Shares, or 5.4% of the Common Shares deemed issued and outstanding as of April 18, 2008. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

          Except as set forth above, no other Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares are owned, beneficially or otherwise, by any of the persons referenced in Item 2.

          During the sixty (60) days on or prior to April 18, 2008, Harvey Partners effected the following transactions in Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares:

                                                                       PURCHASE
                                       SECURITY         NUMBER OF      PRICE PER
      DATE         TRANSACTION           TYPE             SHARES       SHARE ($)
      ----         -----------       ------------       ---------      ---------

    3/06/2008          BUY           Common Stock        1,300          $3.4846
    3/07/2008          BUY           Common Stock        1,000          $3.45
    3/07/2008          BUY           Common Stock        4,000          $3.3148
    3/07/2008          BUY           Common Stock        9,000          $3.3951
    3/07/2008          SELL          Common Stock          300          $3.30
    3/31/2008          BUY           Common Stock          500          $3.50
    4/01/2008          BUY           Common Stock        7,564 (1)      $3.50
    4/01/2008          SELL          Common Stock        7,564 (1)      $3.50
    4/18/2008          BUY           Common Stock       75,000          $3.60


          Except as set forth above, none of the persons referenced in Item 2 has effected any transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, during the sixty (60) days on or prior to April 18, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          Not Applicable.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Not Applicable.























______________________
(1) The referenced transactions represent an internal transfer of Common Shares from SMidCap Fund to SMidCap Offshore Fund.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           April 28, 2008


                                           HARVEY PARTNERS, LLC


                                        By: /s/ Jeffrey C. Moskowitz
                                           -------------------------------------
                                           Name:  Jeffrey C. Moskowitz
                                           Title: Managing Member



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).